SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ingevity Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45688C107
(CUSIP Number)

Philippe B. Pradel
Inclusive Capital Partners, L.P.
1170 Gorgas Avenue
San Francisco, CA 94129

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45688C107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Inclusive Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,401,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,401,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,401,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 45688C107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jeffrey W. Ubben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,401,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,401,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,401,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45688C107	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D, as amended. This Amendment No. 2 amends Items 3, 5(a)-(c) and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The source of funds used to purchase the Issuer’s securities was the working capital of the In-Cap Funds. The aggregate purchase price of the Shares held by the In-Cap Funds was approximately $161,544,642.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Amendment No. 2 are calculated based upon 36,331,180 Shares outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed by the Issuer with the Securities and Exchange Commission on May 4, 2023.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected in the past sixty (60) days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 45688C107	SCHEDULE 13D/A	Page 5 of 7 Pages

On April 28, 2023, Mr. Slocum was granted a total of 1,645 deferred stock units (“DSUs”) pursuant to his election to receive DSUs in lieu of the annual non-employee director restricted stock unit grant. These DSUs will vest on April 28, 2024.

Mr. Slocum also holds an additional 996 vested deferred stock units pursuant to his election to receive DSUs in lieu of quarterly director fees.

These DSUs will settle into an equal number of the Issuer’s Shares upon Mr. Slocum’s termination of board service pursuant to the Issuer’s Non-Employee Director Deferred Compensation Plan and 2016 Omnibus Incentive Plan, as amended. Mr. Slocum is deemed to hold the Shares for the benefit of the In-Cap Funds and indirectly for the benefit of In-Cap, and may, after vesting, if applicable, transfer the Shares directly to the In-Cap Funds.

CUSIP No. 45688C107	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2023

Inclusive Capital Partners, L.P.

By:	/s/ Philippe B. Pradel
Name:	Philippe B. Pradel
Title:	Chief Compliance Officer

/s/ Jeffrey W. Ubben
JEFFREY W. UBBEN

CUSIP No. 45688C107	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
05/23/2023	100,000	52.0950	51.50 – 52.50
05/23/2023	50,000	52.4668	52.155 – 52.50
05/24/2023	50,000	52.1436	51.87 – 52.35
05/25/2023	25,000	50.0134	49.50 – 50.22
05/25/2023	1,300	50.10
05/26/2023	23,700	49.9332	49.50 – 49.95